SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: September, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: September 27, 2007	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release dated September 25, 2007

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces closure of Kenai nitrogen facility
September 25, 2007 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it is closing its Kenai nitrogen fertilizer operations due to a shortage of natural gas supply in Alaska’s Cook Inlet. Agrium has diligently attempted to encourage development of natural gas supply and to negotiate contracts for 2008 and beyond. Despite these efforts, and after offering what it believed to be competitive prices and incentives, Agrium was unable to secure gas supply.
It is estimated that the facility will contribute approximately $6-million in EBITDA in 2007 and account for less than one percent of Agrium’s total 2007 EBITDA. The facility produced about 325,000 tonnes of urea and ammonia in 2007 during the five months it was operational, with the shutdown expected by month-end. It is expected the resulting reduction in nitrogen supply will further tighten the global nitrogen market in 2008.
Agrium purchased 53 billion cubic feet (BCF) of natural gas in 2001 and this supply has steadily diminished to only 10 BCF in 2007. The book value of the asset was written down in 2003 and shutdown costs were accrued at that time, therefore no further impairment charge is required. Incremental costs associated with the shutdown are expected to be less than five cents per share. Agrium’s plant was shutdown for the winter period of 2006/2007 but no layoffs occurred. Closing the facility will result in the lay-off of over 100 employees.
“It is a sad day for us to have to close this facility which has added much value to the Alaskan economy for the past 40 years. It has been a major supplier to international markets in the Pacific region and was Alaska’s third largest exporter in 2006, despite running at 50 percent of capacity,” said Mike Wilson, President and CEO of Agrium. “Our employees at Kenai have been the key to the success of the operation. Had it not been for the natural gas supply situation in the Cook Inlet, we would not have had to make this difficult decision which will impact our employees, customers and the community.”
Agrium continues to work on the feasibility of a coal gasification project to use coal as a feedstock instead of scarce natural gas for the Kenai facility. A decision on whether to proceed with the next stage of the project is anticipated later this year. The earliest the proposed facility could be operational is 2012.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s Wholesale capacity is over five million tonnes of nitrogen products, over two million tonnes of potash and over one million tonnes for phosphate. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
Non-GAAP Measures
In the discussion of our performance we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.
EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Company’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, the future supply, demand, price level and availability of natural gas and nitrogen, changes in the feasibility of coal gasification, changes in the Company’s anticipated financing requirements and the method of financing such requirements and changes in securities and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Contact us at: www.agrium.com